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Exhibit 12.1

AECOM TECHNOLOGY CORPORATION
Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges
and Preferred Security Dividends
(In Thousands)

	Quarter ended December 31,	Fiscal years ended September 30,
	2008	2008	2007	2006	2005	2004
Earnings:
Income before income tax expense	$57,865	$222,515	$147,500	$78,909	$82,793	$76,420
Add: Fixed charges	12,665	36,599	32,230	32,391	23,051	19,727
Less: Equity in earnings of unconsolidated joint ventures	(5,736)	(22,192)	(11,828)	(6,554)	(2,352)	(2,517)
Add: Distribution of earnings from unconsolidated joint ventures	5,183	20,163	10,912	6,867	364	1,734

	$69,977	$257,085	$178,814	$111,613	$103,856	$95,364

Fixed charges:
Interest expense, including amortization of capitalized debt issuance costs	$4,700	$9,100	$9,900	$15,100	$10,300	$9,700
Estimated rental expense attributed to interest expense	7,965	27,499	22,330	17,291	12,751	10,027

	$12,665	$36,599	$32,230	$32,391	$23,051	$19,727

Preferred dividends:	$51	$256	$366	$3,243	$8,471	$8,247
RATIO OF EARNINGS TO FIXED CHARGES	5.5	7.0	5.5	3.4	4.5	4.8
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS	5.5	7.0	5.5	3.1	3.3	3.4

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  Exhibit 12.1